Exhibit 99.2

GLG LIFE TECH CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Ended June 30, 2010

(Unaudited)

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		June30, 2010	December 31, 2009
	Note
ASSETS
Current Assets
Cash and cash equivalents		$18,616,558	$16,018,203
Accounts receivable	4	5,406,011	5,718,315
Taxes recoverable		6,582,108	5,130,359
Inventory	5	55,240,539	41,149,142
Prepaid expenses	6	9,360,332	8,578,097
		95,205,548	76,594,116

Property, Plant, and Equipment	7	109,296,685	108,311,690
Goodwill		8,018,457	7,859,523
Restricted Cash		-	10,003
Deferred Charges		90,608	94,867
Intangible Assets	8	37,277,856	36,715,455
		$249,889,154	$229,585,654

LIABILITIES
Current Liabilities
Short term loans	9	$56,052,300	$37,317,500
Accounts payable and accruals	10, 12	25,630,277	25,382,988
Interest payable		339,909	268,912
Advances from customers	11	192,888	-
Loan due to related party	12	-	7,243,492
		82,215,374	70,212,892

Non current bank loan	13	9,384,000	13,797,000
Loan due to related party	12	7,389,046	-
Future income taxes		504,429	733,203
		99,492,849	84,743,095

NON CONTROLLING INTERESTS		6,428	23,243

SHAREHOLDERS' EQUITY
Share capital	14	139,794,867	134,812,115
Contributed surplus		14,696,675	14,909,708
Accumulated other comprehensive income		8,763,204	6,386,688
Deficit		(12,864,869)	(11,289,195)
		150,389,877	144,819,316
		$249,889,154	$229,585,654

Description of business and going concern (Note 1)
Commitments (Note 18)
Contingent Liabilities (Note 19)
Subsequent Events (Note 20)
Seasonality (Note 21)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "	Director
" Jinduo Zhang"	Director

See Accompanying Notes to the Interim Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
REVENUE	$10,467,796	$10,804,882	$18,676,910	$13,805,806
	10,467,796	10,804,882	18,676,910	13,805,806
COST OF SALES	6,841,163	9,162,741	11,762,759	10,744,903
GROSS PROFIT	3,626,633	1,642,141	6,914,151	3,060,903
GENERAL AND ADMINISTRATIVE EXPENSES	3,699,858	2,485,787	6,621,770	5,235,707
INCOME (LOSS) BEFORE THE UNDERNOTED	(73,225)	(843,646)	292,381	(2,174,804)

OTHER (EXPENSES) INCOME
Interest expense	(918,843)	(836,164)	(2,010,857)	(1,096,489)
Interest income	24,268	18,725	45,766	34,788
Foreign exchange gain	334,780	2,007,634	82,350	1,316,402
Other income	42,015		42,015
	(517,780)	1,190,195	(1,840,726)	254,701
(LOSS) INCOME BEFORE INCOME TAXES AND NON CONTROLLING INTERESTS	(591,005)	346,549	(1,548,345)	(1,920,103)

INCOME TAXES (EXPENSES) RECOVERY	356,766	(14,464)	(44,144)	710,487
INCOME (LOSS) BEFORE NON CONTROLLING INTERESTS	(234,239)	332,085	(1,592,489)	(1,209,616)

NON CONTROLLING INTERESTS	5,741	38,695	16,815	80,687
NET (LOSS) INCOME	(228,498)	370,780	(1,575,674)	(1,128,929)
DEFICIT, beginning of period	(12,636,371)	(13,546,923)	(11,289,195)	(12,047,214)
DEFICIT, end of period	(12,864,869)	(13,176,143)	(12,864,869)	(13,176,143)
NET (LOSS) INCOME PER SHARE
Basic	$(0.01)	$0.02	$(0.06)	$(0.06)
Diluted	(0.01)	0.02	(0.06)	(0.06)

NET (LOSS) INCOME	(228,498)	370,780	(1,575,674)	(1,128,929)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gains (losses) on translation of self sustaining operations	5,263,510	(7,968,177)	2,376,516	(5,101,235)
COMPREHENSIVE INCOME (LOSS)	5,035,012	(7,597,397)	800,842	(6,230,164)
Weighted Average Number of Shares Outstanding
Basic	26,184,910	19,635,681	25,805,579	19,632,814
Diluted	26,184,910	23,770,030	25,805,579	19,632,814

See Accompanying Notes to the Interim Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited  Interim Consolidated  Statements  of Shareholders'  Equity
(Expressed  in Canadian  Dollars)

	Share Capital		Warrants	Contributed Surplus	Accumulated Other Comprehensive Income ("AOCI")	Deficit	Total Comprehensive Income (Loss)
	Shares	Amount

Balance, December 31, 2008	19,629,916	$93,355,149	$ 11,477,908	$3,347,623	$20,696,008	$(12,047,214)	$11,397,392

Common shares issued during the period:
AHTD intangible	1,093,750	8,312,500	-	-	-	-	-
Equity offering, net	4,168,750	29,452,656	-	-	-	-	-
Exercise of stock option	241,457	584,376	-	(293,376)	-	-	-
Restricted shares	283,850	485,407	-	-	-	-	-

Future income tax recovery related to share issuance costs	-	1,006,072	-	-	-	-	-
Stock based compensation	-	1,615,955	-	377,553	-	-	-
Warrant expired	-	-	(11,477,908)	11,477,908	-	-	-
Change in foreign currency translation	-	-	-	-	(14,309,320)	-	(14,309,320)
Net income	-	-	-	-	-	758,019	758,019
Balance, December 31, 2009	25,417,723	$134,812,115	$-	14,909,708	$6,386,688	$(11,289,195)	$(13,551,301)

Common shares issued during the period:
Intangible	250,000	1,977,500	-	-	-	-	-
Exercise of stock option	1,099,167	1,758,667	-	(439,667)	-	-	-
Restricted shares	590,502	34,193	-	-	-	-	-
Stock based compensation	-	1,212,392	-	226,634	-	-	-
Change in foreign currency translation	-	-	-	-	2,376,516	-	2,376,516
Net income	-	-	-	-		(1,575,674)	(1,575,674)
Balance, June 30, 2010	27,357,392	$139,794,867	$-	14,696,675	$8,763,204	$(12,864,869)	$800,842

See Accompanying  Notes to the Interim Consolidated  Financial  Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
		2010	2009	2010	2009
	Note
Cash provided by (used in)

Operating activities
Net income (loss)		$(228,498)	$370,780	$(1,575,674)	$(1,128,929)
Items not affecting cash:
Stock based compensation		756,468	473,822	1,473,219	975,212
Amortization of property, plant and equipment intangibles		2,048,242	1,519,232	4,461,853	2,663,817
Provision on loan and receivables		(27,100)		(18,100)
Foreign exchange gain		(480,066)	(2,007,634)	(245,042)	(1,316,402)
Future income tax expense		(523,292)	(94,665)	(228,774)	(812,293)
Non controlling interests		(5,741)	(38,695)	(16,815)	(80,687)
		1,540,013	222,840	3,850,667	300,718

Changes in non cash working capital items	16	2,869,333	1,465,790	(5,148,825)	(1,339,624)
Cash flow from (used by) operating activities		4,409,346	1,688,630	(1,298,158)	(1,038,906)

Investing activities
Increase in short term investment					(6,798)
Decrease (increase) in restricted cash		10,003	(25)	10,003	(192)
Purchase of property, plant and equipment		(4,510,419)	(7,073,694)	(10,374,987)	(10,101,269)
Cash flow used by investing activities		(4,500,416)	(7,073,719)	(10,364,984)	(10,108,259)

Financing activities
Borrowing of short term loans		3,721,900	20,496,000	12,859,900	26,133,000
Repayment of short term loans			(1,024,800)
Issuance of common shares			288,999		288,999
Issuance of common shares on exercise of stock options		1,319,000		1,319,000
Repayment of advance from a customer			(6,176,232)		(5,834,614)
Advance from a related party			2,316,600		2,316,600
Repayment of loan to a related party				(305,640)
Cash flow from financing activities		5,040,900	15,900,567	13,873,260	22,903,985

Effect of foreign exchange rate changes on cash and cash equivalents		860,058	(742,188)	388,237	(728,330)

CHANGE IN CASH AND CASH EQUIVALENTS		5,809,888	9,773,290	2,598,355	11,028,490

CASH AND CASH EQUIVALENTS, beginning of period		12,806,670	8,617,871	16,018,203	7,362,671

CASH AND CASH EQUIVALENTS, end of period		$18,616,558	$18,391,161	$18,616,558	$18,391,161

See Accompanying Notes to the Interim Consolidated Financial Statements

Supplemental Cash Flow Information (Note 15)

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated under the Companies Act (British Columbia)on June 5, 1998. On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the“Company”). The Company is a vertically integrated producer of high grade stevia extract. The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbo “GLG” and on the NASDAQ Global Market under the symbol “GLGL”.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due. For the six months ended June 30, 2010, the Company incurred a net loss of $1,575,674. As at June 30, 2010, the Company had an accumulated deficit of $12,864,869 and working capital of $12,990,174. Cash outflow from operations was $1,298,158 and $1,038,906 for the six months ended June 30, 2010 and 2009 respectively. The Company has been successful in raising equity financing in fiscal 2009 and renewing loans and obtaining short term loans and credit facilities of $86,802,000 in the second quarter of the current fiscal year. The Company plans to continue to renew those loans as they come due; however, if the Company is unable to refinance its credit facilities as they become due ($56,052,300 in 2010), the Company will require alternative forms of financing. There can be no assurance the Company will be successful in this endeavor and these circumstances lead to substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements do not include any material adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements for the Company have been prepared using the same accounting policies disclosed in Note 2 to the 2009 annual audited consolidated financial statements of the Company.

In accordance with Canadian generally accepted accounting principles (“GAAP”), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2009 annual consolidated financial statements of the Company. In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

3.	RECENT ACCOUNTING PRONOUNCEMENTS

(a)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

(b)	Consolidations

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for the Company on January 1, 2011 with early adoption permitted. The Company is currently assessing the impact of the new standard on its financial statements.

(c)	Non controlling Interest

In January 2009, the CICA issued Section 1602, “Non controlling Interests,” (NCI) which will replace CICA Section 1600, “Consolidated Financial Statements.” Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently, an acquisition of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI can be in a deficit position because it is recorded at fair value. Section 1602 is effective for the Company on January 1, 2011 with early adoption permitted. The Company is currently assessing the impact of the new standard on its financial statements.

Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses.

4.	ACCOUNTS RECEIVABLE

	June 30, 2010	December 31, 2009
Accounts receivable	$5,440,481	$5,776,673
less allowance for doubtful accounts	(34,470)	(58,358)
	5,406,011	5,718,315

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

5.	INVENTORY

For the three and six months ended June 30, 2010, the amount of inventories charged to cost of sales was $6,776,698 (2009 $8,446,422) and $10,968,575 (2009 $9,943,812) respectively. There was no write down nor reversal of any write down of inventories during the six months ended June 30, 2010 and 2009. As at June 30, 2010, $nil (2009 $602,449) of interest is capitalized as a cost of inventory.

	June 30, 2010	December 31, 2009
Raw material	$2,789,465	$9,203,227
Work in process	39,094,192	27,818,580
Finished goods	13,356,882	4,127,335
	$55,240,539	$41,149,142

6.   PREPAID EXPENSES

	June 30, 2010	December 31, 2009
Prepayment for raw material	$4,176,545	$4,283,150
Prepayment for construction and equipment	2,013,888	690,232
Insurance	110,644	54,802
Rent and deposits	2,328,084	2,405,663
Others	731,171	1,144,250
	$9,360,332	$8,578,097

7.	PROPERTY, PLANT AND EQUIPMENT

	June 30 , 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Ion exchange resin equipment	$15,337,609	$2,145,566	$13,192,043	$15,033,602	$ 1,652,031	$13,381,571
Manufacturing equipment and Biological assets	45,480,722	5,197,952	40,282,770	44,013,576	3,123,087	40,890,489
Buildings	52,056,992	2,531,006	49,525,986	46,897,089	1,339,877	45,557,212
Leasehold land use rights and Construction in progress	5,289,395		5,289,395	5,943,154		5,943,154
Computer equipment and software	295,786	77,428	218,358	965,191	91,366	873,825
Motor vehicles and Furniture and fixture	956,055	167,922	788,133	1,723,031	57,592	1,665,439
	$119,416,559	$10,119,874	$109,296,685	$114,575,643	$ 6,263,953	$108,311,690

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

7.	PROPERTY, PLANT AND EQUIPMENT, Continued

The leasehold represents land use rights for a term of 50 years. Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest.

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 9b).

8.	INTANGIBLE ASSETS

	June 30 , 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Customer relationship	$15,416,254	$2,520,668	$12,895,586	$15,416,254	$1,749,855	$13,666,399
Patents and acquired technologies	26,533,750	2,151,480	24,382,270	24,556,250	1,507,194	23,049,056
	$41,950,004	$4,672,148	$37,277,856	$39,972,504	$3,257,049	$36,715,455

On June 29, 2010, the Company issued 250,000 common shares with a fair value of $1,977,500 as the royalty consideration under the agreement with International Biotechnology Group Ltd. (“IBG”) to license the patents and the technology of IBG. Such patent cost will be amortized over the economic life of 4.5 years. In addition, a basic royalty is payable to IBG based on revenues generated on sales of certain products over the life of the patent.

9.	SHORT TERM LOANS

As at June 30, 2010, the Company’s short term loans consisted of borrowings from private lenders and from two banks in China as follows:

a)	Short term loan from a private lender

In 2009, the Company obtained a short term loan from a private lender as follows:

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate per annum
$530,300	500,000	October 9, 2010	8.00%

During the period, the Company obtained $3,910,000 (RMB25,000,000) non interest bearing and non secured borrowing from a business associate. The amount has been repaid subsequent to June 30, 2010 (Note 20).

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

9.	SHORT TERM LOANS, Continued

b)	Short term bank loans

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
$2,658,800	17,000,000	July 28, 2010	5.31%	Agricultural Bank of China
3,128,000	20,000,000	August 29, 2010	5.31%	Agricultural Bank of China
3,128,000	20,000,000	September 29, 2010	5.31%	Agricultural Bank of China
469,200	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
4,692,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
3,128,000	20,000,000	May 24, 2011	5.31%	Agricultural Bank of China
9,384,000	60,000,000	June 17, 2011	5.31%	Agricultural Bank of China
3,128,000	20,000,000	June 29, 2011	5.31%	Agricultural Bank of China
9,384,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,128,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,692,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
4,692,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
$51,612,000	330,000,000

During the period, the Company renewed the loans of $23,460,000 (RMB150 million), renewed the credit facility of $39,100,000 (RMB250 million) with the Agricultural Bank of China, obtained a short term loan of $9,384,000 (RMB60 million) from the Construction Bank of China and obtained the credit facility of $10,948,000 (RMB70 million) from the China Citic Bank.

The Company’s subsidiaries have been pledged as collateral for the short term bank loans. Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

10.	ACCOUNTS PAYABLE AND ACCRUALS

	June 30 , 2010	December 31, 2009
Raw material	$4,939,881	$942,761
Construction and equipment	12,379,182	20,721,527
Trade payable	8,311,213	3,718,700
	$25,630,276	$25,382,988

11.	ADVANCES FROM A CUSTOMER

Advances from customers balance as at June 30, 2010 was related to deposits received from customers for stevia products and seedlings.

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

12.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these interim consolidated financial statements, the Company has executive and management service arrangements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for services provided by senior management and directors of the Company.

The amount of these transactions and outstanding balances as at June 30, 2010 are as follows:

a)
During the six months ended June 30, 2010, the company paid or accrued consulting fees totaling $153,255 (June 30, 2009 - $370,583) in respect to Grand Leaf’s management agreement. As at June 30, 2010, there was $159,090 (December 31, 2009 - $343,794) payable to Grand Leaf.

b)
During the six months ended June 30, 2010, the company paid or accrued consulting fees of $84,290 (June 30, 2009 – $76,029) and $31,027 (June 30, 2009 – $18,670) to PALCO and AAFAB respectively. As at June 30, 2010, there was $87,500 (December 31, 2009 - $4,702) payable to PALCO and $nil (December 31, 2009 – $nil) payable to AAFAB.

c)
During the six months ended June 30, 2010, the company paid or accrued consulting fees totaling $33,648 (June 30, 2009 – $15,823) to BISM. As at June 30, 2010, there was $nil (December 31, 2009 – $19,545) payable to BISM.

d)
During the six months ended June 30, 2010, the company paid or accrued management fees totaling $200,000 (june 30, 2009 $92,027) to GLG International. As at June 30, 2010, there was $200,000 (December 31, 2009 - $361,883) payable to GLG international.

During the six months ended June 30, 2010, the Company repaid $305,640 (US$300,000) of the loan principal balance due to a related party. The Lender, the Company’s Chairman and Chief Executive Officer, agreed to consolidate all outstanding loans and accrued interest with a new loan with effect from June 1, 2010.

The outstanding loan balance as at June 30, 2010 is as follows:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum
$7,389,046	$6,966,855	June 1, 2012	HSBC Bank Canada US Dollar prime rate + 3%

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	NON CURRENT BANK LOAN

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
9,384,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

14.	SHARE CAPITAL

a)	Capital stock

	Number of Shares	Amount
Balance at December 31, 2008	19,629,916	$93,355,149
Stock options exercised	241,457	584,376
Issuance of restricted shares	283,850	485,407
Stock based compensation on previously issued restricted shares	-	1,615,955
Shares issued on equity offering , net	4,168,750	29,452,656
Shares issued for AHTD intangible	1,093,750	8,312,500
Income tax recovery related to share issuance costs	-	1,006,072
Balance at December 31, 2009	25,417,723	$134,812,115
Stock based compensation on previously issued restricted shares	-	1,212,392
Issuance of restricted shares	590,502	34,193
Shares issued for intangible assets (Note 8)	250,000	1,977,500
Stock options exercised	1,099,167	1,758,667
Balance at June 30, 2010	27,357,392	$139,794,867

b)	Stock options and restricted shares

The Company is subject to the policies of the Toronto Stock Exchange (“TSX”), under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company. The Company has one stock option and restricted shares plan (“Plan”) which was amended effective as of May 16, 2008. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

(i)	Stock options

Under the Plan, options granted are non assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted shares granted under the Plan. The maximum term of an option is 5 years after the date of grant. The exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant.

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

14.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

The summary of option transactions since December 31, 2008:

	Number of options	Weighted average exercise price
Balance at December 31, 2008	1,385,966	1.68
Options granted	109,900	8.54
Options cancelled	(626)	3.20
Options exercised	(241,457)	1.21
Balance at December 31, 2009	1,253,783	$2.37
Options granted	113,424	7.79
Options exercised	(1,099,167)	1.20
Balance at June 30, 2010	268,040	$9.47

The following summarizes information about the stock options outstanding and exercisable at June 30, 2010:

Exercise price	Number outstanding at June 30, 010	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2010	Weighted average exercise price
$16.00	44,716	2.88	31,917	$16.00
$7.79	11,250	2.94	-	$7.79
$8.60	91,150	4.00	34,345	$8.60
$8.26	18,750	4.43	-	$8.26
$7.79	102,174	4.94	-	$7.79
	268,040	4.16	66,262	$9.47

During the six months ended June 30, 2010, 113,424 stock options were granted. In which, 79% of the options granted are subject to the achievement of 2010 performance targets and have a vesting period of 5 to 7 years. The remaining 21% of the options granted are subject to the vesting period ranging from 1 to 3 years.

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

14.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

The Company recorded stock based compensation in Contributed Surplus in the amount of $226,634, of which $13,364 related to options granted in this period and $213,270 related to options granted in previous years.

The fair value of the options granted in 2010 and 2009 has been estimated as of the date of grant using the Black Scholes option pricing model with the following range of assumptions:

	June 30, 2010	2009
Risk free interest rate	1.75% to 2.32%	2.30%
Dividend yield	0%	0%
Volatility	88.23%	88%
Expected option life	3 to 5 Years	5 years
Expected forfeiture per year	5%	5%

(ii)	Restricted shares

Under the Plan, restricted shares granted are non assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan. Holders of restricted shares are entitled to voting rights and dividends. The maximum vesting period for restricted shares is 5 years from the date of grant unless, otherwise, it is approved by the Board of Directors. Restricted shares issued to certain employees have certain performance criteria, which are based on production and financial targets.

The vesting periods for restricted shares as at June 30, 2010 are as follows:

Number of restricted shares at June 30, 2010	Vesting period (years)	Performance based
25,359	-	No
30,000	0.41	Yes
281,295	0.88	Yes
3,196	0.94	Yes
44,850	1.00	No
9,614	1.94	No
225,000	2.00	Yes
38,843	4.94	No
538,849	9.95	Yes
1,197,006	5.28

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

14.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(ii)	Restricted shares, continued

During the six months ended June 30, 2010, 590,502 restricted shares were issued with a fair value of $4,600,011. In which, 91% of the restricted shares granted are subject to the achievement of 2010 performance targets and have a vesting period of 10 years. The remaining 9% of the restricted shares granted are subject to the vesting period ranging from 1 to 5 years. The fair value of the restricted shares is calculated based on the shares price at the date of the issuance of the shares. The Company recorded stock based compensation in the amount of $1,246,585, of which $34,193 related to restricted shares issued in this period and $1,212,392 related to restricted shares granted in previous years.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Interest received	$24,268	$18,725	$45,766	$34,788
Interest paid	(248,206)	(818,687)	(1,147,415)	(1,079,012)
Increase in accounts payable and accruals related to the purchase of property, plant and equipment	(3,826,432)	(2,600,189)	(8,342,345)	1,416,826
Income taxes paid	(31,248)	(91,339)	(290,595)	(101,807)

16.	CHANGES IN NON CASH WORKING CAPITAL

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Accounts receivable	$(576,148)	$571,485	$318,853	$1,991,921
Interest receivable				3,651
Taxes recoverable	(17,252)	(728,564)	(1,309,227)	(3,222,920)
Inventory	(4,794,695)	1,562,821	(8,847,434)	(763,565)
Prepaid expenses	4,890,478	(1,873,584)	(594,110)	2,383,363
Deferred charges	2,976	6,747	5,984	11,620
Accounts payable	3,257,139	4,240,586	4,708,167	632,558
Interest payable	106,835	(1,648,701)	568,942	(1,046,252)
Deferred revenue		(665,000)		(1,330,000)
	$2,869,333	$1,465,790	$(5,148,825)	$(1,339,624)

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

17.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada, China and USA.

June 30, 2010	Canada	China		USA	Total
Property, Plant and Equipment	$525	$109,248,627		$47,533	$109,296,685
Revenue	17,677,612	1,007,366		(8,068)	18,676,910

December 31, 2009	Canada	China		USA	Total
Property, Plant and Equipment	$670	$108,311,020	$		$108,311,690
Revenue	36,210,362	4,609,153		1,064,069	41,883,584

18.	COMMITMENTS

(a)
The Company has two 5 year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $153,300 (RMB1,000,000).

(b)
The Company entered into a 30 year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of approximately $121,107 (RMB790,000) is paid every 10 years.

(c)	The Company entered into a new office lease with one year term commencing on May 1, 2010. Commitment for 2010 on this lease is $29,888.

The minimum operating lease payments related to the above are summarized as follows:

2010	$ 183,188
2011	173,225
Thereafter	242,214
Total	$ 598,627

(d)
In April 2008, the Company signed a 20 year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of US $60,000,000 over the course of the 20 year agreement to retain its exclusive rights. As of June 30, 2010, the Company has not made any investment in the region.

(e)
In 2009, the Company signed two Construction Agreements with the construction company to upgrade the waste water treatment facilities in two subsidiaries with a total consideration of $1.9 million. The facilities are expected to be completed between July and August 2010. As of June 30, 2010, the Company has paid $1.6 million.

GLG LIFE TECH CORPORATION
Notes to the Interim Consolidated Financial Statements
Six Months Ended June 30, 2010 and 2009

19.	CONTINGENT LIABILITIES

On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007. The Company has filed its defense and has also filed a counter claim against Northern. There is no certainty over the outcome of this lawsuit. The Company is confident that additional amounts are not due; however, should the issue be resolved in Northern's favour, the Company would be required to pay $38,664 in cash and to issue 62,500 additional shares to Northern.

20.	SUBSEQUENT EVENTS

The Company fully repaid the short term loan of $3,910,000 (RMB25 million) in July 2010 (Note 9a).

On July 26, 2010, the Company obtained the credit facility of $31,280,000 (RMB200 million) for one year from the Bank of Communications Co., Ltd. On July 28, 2010, the Company borrowed $15,640,000 (RMB100 million) against this credit facility which bears an interest based on the Bank of Communications Co., Ltd. RMB prime rate +0.5% and matures on July 27, 2011.

On July 27, 2010, the Company borrowed $4,692,000 (RMB30 million) against the credit facility offered by the China Citic Bank. The loan bears an interest at a rate of 5.841% per annum and matures on June 28, 2011.

On July 28, 2010, the Company renewed the short term bank loan of $2,658,800 (RMB17 million) for one year from the Agricultural Bank of China bears an interest rate of 5.31%.

On July 30, 2010, the Company repaid $2,651,500 (US$2.5 million) to the loan due to the related party.

On August 4, 2010, a Consent Dismissal Order was filed in British Columbia Supreme Court dismissing, by consent of the parties, both the claims brought by Weider Global Nutrition LLC (“Weider”) against GLG and the counterclaim brought by GLG against Weider. The Consent Dismissal Order was filed pursuant to the agreement previously announced on March 30, 2010.

21.	SEASONALITY

GlG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically start at the end of the July and continues through to the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs from October to September each year whereby raw materials are converted into WIP and finished goods.